Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND PROVIDES 2026 OUTLOOK

Fourth Quarter 2025 Highlights(1)

Magna delivered solid fourth-quarter results, reflecting disciplined execution, and improved operating performance.

Year-over-year comparison (fourth quarter of 2025 versus fourth quarter of 2024):

•	Sales increased 2% to $10.8 billion, despite a 1% decline in global light vehicle production

•	Income from operations before income taxes was $114 million, including non-cash impairment charges of $615 million

•	Adjusted EBIT increased 18% to $814 million, with Adjusted EBIT margin expanding 100 basis points to 7.5%

•	Diluted earnings per share was $0.00; Adjusted diluted earnings per share increased 29% to $2.18

Additional Q4 2025 performance:

•	Generated $2.0 billion in cash from operating activities and $1.3 billion in Free Cash Flow

•	Ended 2025 with $1.6 billion of cash

•	Increased our quarterly dividend to $0.495 per share, representing the 16th consecutive year of dividend growth

2026 Outlook Highlights:

Magna expects solid top-line performance and sustained progress toward long-term margin objectives.

•	Sales expected to be between $41.9 billion and $43.5 billion

•	Adjusted EBIT Margin expected between 6.0% and 6.6%

•	Adjusted diluted EPS expected to be in the range of $6.25 to $7.25

•	Capital spending projected to be between $1.5 billion and $1.6 billion

•	Free Cash Flow anticipated between $1.6 billion and $1.8 billion

•	Intends to repurchase remaining ~22 million shares available under current buyback authorization (NCIB)

AURORA, Ontario, February 13, 2026 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2025.

“We closed 2025 with a strong fourth quarter, successfully navigating another dynamic year in our industry. Our disciplined execution and commitment to operational excellence enabled us to deliver financial results that were in line with, or exceeded, our February 2025 Outlook across all key metrics. We expanded full-year adjusted EBIT margin by 20 basis points and generated robust Free Cash Flow of $1.9 billion.

Our 2026 outlook reflects confidence in our ability to build on this momentum. With capital spending expected to remain below historical levels, we anticipate continued strong Free Cash Flow, which we intend to deploy using our long-standing capital allocation framework, including repurchasing the remaining shares available under our current buyback authorization.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

(1)	Adjusted EBIT, Adjusted EBIT margin, Adjusted diluted earnings per share, and Free Cash Flow are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. Further information and a reconciliation of these Non-GAAP financial measures is included in the back of this press release.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	1

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2025	2024	2025	2024
Reported

Sales	$10,848	$10,628	$42,010	$42,836
Income from operations before income taxes	$114	$381	$1,308	$1,542
Net (loss) income attributable to Magna International Inc.	$(1)	$203	$829	$1,009
Diluted earnings per share	$—	$0.71	$2.93	$3.52

Non-GAAP Financial Measures
Adjusted EBIT	$814	$689	$2,364	$2,329
Adjusted diluted earnings per share	$2.18	$1.69	$5.73	$5.41
Free Cash Flow	$1,347	$1,031	$1,907	$1,058

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

THREE MONTHS ENDED DECEMBER 31, 2025

We posted sales of $10.8 billion for the fourth quarter of 2025, an increase of 2% over the fourth quarter of 2024. The higher sales largely reflects:

•	higher production on certain ongoing programs, and the launch of new programs, including the Ford Expedition and Lincoln Navigator, Xiaomi YU7, and Jetour Zongheng G700;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $355 million;

•	net customer recoveries to largely recoup higher tariff costs incurred during the year; and

•	higher complete vehicle assembly volumes, primarily due to the launch of the Mercedes-Benz G-Class during the fourth quarter of 2024, partially offset by the end of production of the Jaguar I-Pace and Jaguar E-Pace.

These factors were partially offset by:

•	lower engineering revenue, primarily in our Complete Vehicles segment;

•	the end of production of certain programs;

•	net commercial items, which had an unfavourable impact on a year-over-year basis, including a customer resolution for a product-related matter during the fourth quarter of 2025; and

•	net customer price concessions subsequent to the fourth quarter of 2024.

Adjusted EBIT increased to $814 million for the fourth quarter of 2025 compared to $689 million for the fourth quarter of 2024, primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;

•	earnings on higher sales;

•	customer recoveries for tariffs, net of costs incurred;

•	earnings on higher complete vehicle assembly volumes;

•	provisions related to the insolvency of two Chinese OEMs during the fourth quarter of 2024;

•	the net strengthening of foreign currencies against the U.S. dollar, which had a $17 million favourable impact on reported U.S. dollar Adjusted EBIT; and

•	lower investments in research, development and our new mobility business.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	2

These factors were partially offset by:

•	net commercial items, which had an unfavourable impact on a year-over-year basis, including a customer resolution for a product-related matter during the fourth quarter of 2025;

•	lower income on lower engineering sales, primarily in our Complete Vehicles segment;

•	unfavourable product mix;

•	higher production input costs net of customer recoveries, primarily for certain commodities and labour; and

•	higher employee profit sharing, stock-based compensation, and incentive compensation.

Income from operations before income taxes declined to $114 million for the fourth quarter of 2025 compared to $381 million in the fourth quarter of 2024, which includes Other expense, net(2) and Amortization of acquired intangible assets totaling $658 million and $256 million in the fourth quarters of 2025 and 2024, respectively. The most significant item in Other expense, net in the fourth quarter of 2025 was a non-cash goodwill and intangible asset impairment charge of $591 million (pre-tax) related to our Electronics reporting unit. The impairment charge was primarily due to lower than expected sales and declines in volume projections, as a result of changing industry dynamics and other factors. The most significant item in Other expense, net in the fourth quarter of 2024 was the positive impact of recognizing $196 million of Fisker deferred revenue in the fourth quarter of 2024 as the associated agreements were cancelled. Excluding Other expense, net and Amortization of acquired intangible assets from both periods, income from operations before income taxes increased $135 million in the fourth quarter of 2025 compared to the fourth quarter of 2024, largely reflecting the increase in Adjusted EBIT.

Net (loss) income attributable to Magna International Inc. was a loss of $1 million for the fourth quarter of 2025 compared to income of $203 million in the fourth quarter of 2024. Excluding Other expense, net, after tax and Amortization of acquired intangibles from both periods, net income attributable to Magna International Inc. was $617 million in the fourth quarter of 2025 compared to $482 million in the fourth quarter of 2024.

Diluted earnings per share were $0.00 in the fourth quarter of 2025, compared to $0.71 in the comparable period. Adjusted diluted earnings per share were $2.18, compared to $1.69 for the fourth quarter of 2024, an increase of 29%. The increase in adjusted diluted earnings per share reflects the impacts of higher adjusted EBIT, lower income attributable to non-controlling interests and a lower share count reflecting share repurchases over the past 12 months.

In the fourth quarter of 2025, we generated cash from operations of $1.98 billion. Free Cash Flow was $1.35 billion in the period.

(2)	Other expense, net is comprised of impairment of assets, restructuring activities, loss (gain) on investments, Fisker Inc. ["Fisker"] related impacts, and gain on business combination during the three and twelve months ended December 31, 2025 & 2024. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	3

YEAR ENDED DECEMBER 31, 2025

We posted sales of $42.0 billion for the year ended December 31, 2025, compared to $42.8 billion for the year ended December 31, 2024. The lower sales largely reflects:

•	lower light vehicle production in North America and Europe on certain ongoing programs, and the end of production of certain programs, including the Chevrolet Malibu, Ford Edge, and Ford Escape;

•	lower engineering revenue, primarily in our Complete Vehicles segment;

•	net customer price concessions subsequent to 2024;

•	lower complete vehicle assembly volumes, primarily due to the end of production of the Jaguar I-Pace, and Jaguar E-Pace, partially offset by the launch of the Mercedes-Benz G-Class during the fourth quarter of 2024;

•	the divestiture of certain operations in India during 2024, net of acquisitions, which decreased sales by $112 million; and

•	net commercial items, which had an unfavourable impact on a year-over-year basis, including a customer resolution for a product-related matter during the fourth quarter of 2025.

These factors were partially offset by:

•	the launch of new programs during or subsequent to 2024, including the Mercedes-Benz G-Class, GMC Acadia, Chevrolet Traverse & Buick Enclave, Skoda Elroq, Audi A5, Cadillac Vistiq, and BMW 1-Series;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $555 million; and

•	net customer recoveries to largely recoup higher tariff costs incurred during the year.

Adjusted EBIT increased to $2.4 billion for the year ended December 31, 2025 compared to $2.3 billion for year ended December 31, 2024 primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;

•	higher equity income;

•	higher supply chain costs in 2024, due in part to a supplier bankruptcy;

•	lower investments in research, development and our new mobility business; and

•	provisions related to the insolvency of two Chinese OEMs during 2024.

These factors were partially offset by:

•	net commercial items, which had an unfavourable impact on a year-over-year basis, including a customer resolution for a product-related matter during the fourth quarter of 2025;

•	reduced earnings on lower sales;

•	unfavourable product mix;

•	higher employee profit sharing, stock-based and incentive compensation;

•	higher production input costs net of customer recoveries, primarily for labour;

•	lower income on lower engineering sales, primarily in our Complete Vehicles segment;

•	higher pre-operating costs incurred at new facilities;

•	higher net tariff costs; and

•	net transactional foreign exchange losses in 2025, compared to net transactional foreign exchange gains in 2024.

During the year ended December 31, 2025, income from operations before income taxes was $1.31 billion, and net income attributable to Magna International Inc. was $829 million, decreases of $234 million and $180 million, respectively, each compared to the year ended December 31, 2024.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	4

During the year ended December 31, 2025, diluted earnings per share were $2.93, compared to $3.52 in the year ended December 31, 2024. Adjusted diluted earnings per share were $5.73, compared to $5.41 for the year ended December 31, 2024.

During the year ended December 31, 2025, we generated cash from operations of $3.60 billion. Free Cash Flow for the year was $1.91 billion for the full year.

RETURN OF CAPITAL TO SHAREHOLDERS AND OTHER MATTERS

We paid dividends of $135 million and $544 million for the three months and year ended December 31, 2025, respectively. In addition, we repurchased 1.7 million shares for $86 million and 3.0 million shares for $137 million, respectively, for the three months and year ended December 31, 2025.

Our Board of Directors declared a fourth quarter dividend of $0.495 per Common Share. This represents a 2% higher dividend, and our 16th consecutive year of fourth quarter dividend increases. The dividend is payable on March 13, 2026 to shareholders of record as of the close of business on February 27, 2026.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	5

2026 OUTLOOK

Our full year Outlook for 2026 is provided annually, with quarterly updates. It does not incorporate any potential changes in tariff rates, or any material unannounced acquisitions or divestitures.

2026 Macro Assumptions

2026
Light Vehicle Production (millions of units)
North America	15.0
Europe	16.8
China	32.0

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.72
1 euro equals	U.S. $1.16

2026 Outlook

2026
Segment Sales
Body Exteriors & Structures	$16.6 - $17.2 billion
Power & Vision	$15.9 - $16.3 billion
Seating Systems	$5.4 - $5.7 billion
Complete Vehicles	$4.4 - $4.7 billion
Total Sales	$41.9 - $43.5 billion

Adjusted EBIT Margin(3)	6.0% - 6.6%

Adjusted diluted earnings per share (EPS)(4)	$6.25 - $7.25

Free Cash Flow(5)	$1.6 - $1.8 billion

Capital Spending	$1.5 - $1.6 billion

Equity Income (included in EBIT)	$160 - $195 million

Interest Expense, net	Approximately $180 million

Income Tax Rate(6)	Approximately 23%

Weighted average diluted shares outstanding	Approximately 270 million

Notes:

(3)	Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information.
(4)	Adjusted diluted EPS represents Adjusted Net Income attributable to Magna divided by the Diluted weighted average number of Common Shares outstanding during the period.
(5)	Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information on Free Cash Flow.
(6)	The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	6

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2026 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

KEY DRIVERS OF OUR BUSINESS

Our business and operating results are dependent on light vehicle production by our customers in three key regions – North America, Europe, and China. While we supply systems and components to many OEMs globally, we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: certain geopolitical factors, such as free trade arrangements and tariffs; OEM, supplier or sub-supplier disruptions; relative currency values; commodities prices; supply chains and infrastructure; labour disruptions and the availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; considerations applicable to EVs, including EV range, charging infrastructure, and electricity pricing; and other factors.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	7

Segment Analysis

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Body Exteriors & Structures

	For the three months
	ended December 31,
	2025	2024	Change
Sales	$4,252	$4,067	$185	+ 5%
Adjusted EBIT	$465	$371	$94	+ 25%
Adjusted EBIT as a percentage of sales (i)	10.9%	9.1%		+ 1.8%

(i)	Adjusted EBIT as a percentage of sales is calculated as Adjusted EBIT divided by Sales.

Sales for Body Exteriors & Structures increased 5%, or $185 million, to $4.25 billion for the fourth quarter of 2025, compared to $4.07 billion for the fourth quarter of 2024 primarily due to:

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $88 million;

•	higher production on certain ongoing programs, and the launch of new programs, including the Ford Expedition and Lincoln Navigator, Audi Q6, and BMW X3; and

•	net customer recoveries to largely recoup higher tariff costs incurred during the year.

These factors were partially offset by:

•	the end of production of certain programs, including the Chevrolet Malibu; and

•	net customer price concessions subsequent to the fourth quarter of 2024.

Adjusted EBIT increased $94 million to $465 million for the fourth quarter of 2025 compared to $371 million in the fourth quarter of 2024 and Adjusted EBIT as a percentage of sales increased to 10.9% from 9.1%. These increases were primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;

•	earnings on higher sales;

•	provisions related to the insolvency of two Chinese OEMs during the fourth quarter of 2024;

•	the net strengthening of foreign currencies against the U.S. dollar, which had a $7 million favourable impact on reported U.S. dollar Adjusted EBIT;

•	higher tooling contribution;

•	higher supply chain costs in 2024, due in part to a supplier bankruptcy; and

•	customer recoveries for tariffs, net of costs incurred.

These were partially offset by:

•	higher production input costs net of customer recoveries, primarily for certain commodities and labour;

•	net transactional foreign exchange losses in the fourth quarter of 2025, compared to net transactional foreign exchange gains in the fourth quarter of 2024;

•	higher pre-operating costs incurred at new facilities; and

•	unfavourable product mix.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	8

Power & Vision

	For the three months
	ended December 31,
	2025	2024	Change
Sales	$3,841	$3,786	$55	+ 1%
Adjusted EBIT	$166	$235	$(69)	- 29%
Adjusted EBIT as a percentage of sales	4.3%	6.2%		- 1.9%

Sales for Power & Vision increased 1%, or $55 million, to $3.84 billion for the fourth quarter of 2025, compared to $3.79 billion for the fourth quarter of 2024 primarily due to:

•	higher production on certain ongoing programs, and the launch of new programs, including the Xiaomi YU7, Jetour Zongheng G700, and Subaru Forester;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $139 million; and

•	net customer recoveries to largely recoup higher tariff costs incurred during the year.

These factors were partially offset by:

•	net commercial items, which had an unfavourable impact on a year-over-year basis, including a customer resolution for a product-related matter during the fourth quarter of 2025;

•	the end of production of certain programs, including the Subaru Legacy, and Porsche 718; and

•	net customer price concessions subsequent to the fourth quarter of 2024.

Adjusted EBIT decreased $69 million to $166 million for the fourth quarter of 2025 compared to $235 million for the fourth quarter of 2024 and Adjusted EBIT as a percentage of sales decreased to 4.3% from 6.2%. These decreases were primarily due to:

•	net commercial items, which had an unfavourable impact on a year-over-year basis, including a customer resolution for a product-related matter during the fourth quarter of 2025;

•	higher net warranty costs of $36 million;

•	higher production input costs net of customer recoveries, primarily for certain commodities; and

•	unfavourable product mix.

These were partially offset by:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;

•	customer recoveries for tariffs, net of costs incurred;

•	earnings on higher sales; and

•	higher equity income.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	9

Seating Systems

	For the three months
	ended December 31,
	2025	2024	Change
Sales	$1,633	$1,511	$122	+ 8%
Adjusted EBIT	$136	$67	$69	+ 103%
Adjusted EBIT as a percentage of sales	8.3%	4.4%		+ 3.9%

Sales for Seating Systems increased 8%, or $122 million, to $1.63 billion for the fourth quarter of 2025, compared to $1.51 billion for the fourth quarter of 2024 primarily due to:

•	the launch of programs during or subsequent to the fourth quarter of 2024, including the Ford Expedition and Lincoln Navigator, and Changan Deepal S09;

•	net customer recoveries to largely recoup higher tariff costs incurred during the year; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $37 million.

These factors were partially offset by lower production and end of production of certain programs.

Adjusted EBIT increased $69 million to $136 million for the fourth quarter of 2025 compared to $67 million for the fourth quarter of 2024 and Adjusted EBIT as a percentage of sales increased to 8.3% from 4.4%. These increases were primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;

•	lower net warranty costs of $27 million;

•	customer recoveries for tariffs, net of costs incurred;

•	provisions related to the insolvency of a Chinese OEM during the fourth quarter of 2024; and

•	earnings on higher sales.

These were partially offset by:

•	higher restructuring costs;

•	net commercial items, which had an unfavourable impact on a year-over-year basis;

•	lower tooling contribution;

•	higher production input costs net of customer recoveries, primarily relating to labour;

•	lower equity income; and

•	higher launch costs.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	10

Complete Vehicles

	For the three months
	ended December 31,
	2025	2024	Change
Complete Vehicle Assembly Volumes (thousands of units)	22.5	15.6	6.9	+ 44%
Sales	$1,261	$1,402	$(141)	- 10%
Adjusted EBIT	$50	$56	$(6)	- 11%
Adjusted EBIT as a percentage of sales	4.0%	4.0%		—

Sales decreased 10%, or $141 million, to $1.26 billion for the fourth quarter of 2025, compared to $1.40 billion for the fourth quarter of 2024, while complete vehicle assembly volumes increased 44%. The increase in volume was primarily due to higher volumes with value-added contractual arrangements as opposed to full-costed contractual arrangements. The decrease in sales is primarily a result of:

•	lower engineering revenue;

•	the end of production of the Jaguar I-Pace and Jaguar E-Pace; and

•	net commercial items, which had an unfavourable impact on a year-over-year basis.

These factors were partially offset by:

•	higher complete vehicle assembly volumes including the launch of the Mercedes-Benz G-Class during fourth quarter of 2024; and

•	a $100 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

Adjusted EBIT decreased $6 million to $50 million for the fourth quarter of 2025 compared to $56 million for the fourth quarter of 2024 and Adjusted EBIT as a percentage of sales was 4.0% in both periods. Factors decreasing Adjusted EBIT and Adjusted EBIT as a percentage of sales included:

•	lower income on lower engineering sales; and

•	net commercial items, which had an unfavourable impact on a year-over-year basis.

These factors were partially offset by:

•	earnings on higher complete vehicle assembly volumes;

•	lower production input costs net of customer recoveries, primarily relating to labour; and

•	productivity and efficiency improvements, including the benefit of operational excellence and prior restructuring actions.

Corporate and Other

Adjusted EBIT was a loss of $3 million for the fourth quarter of 2025 compared to a loss of $40 million for the fourth quarter of 2024. The $37 million improvement was primarily the result of:

•	lower investments in research, development and our new mobility business;

•	an increase in fees received from our divisions;

•	lower restructuring costs;

•	lower labour and benefit costs;

•	higher net transactional foreign exchange gains; and

•	lower consulting and legal costs.

These factors were partially offset by higher stock-based compensation.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	11

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Sales	$10,848	$10,628	$42,010	$42,836

Costs and expenses
Cost of goods sold	9,094	9,073	36,021	37,037
Selling, general and administrative	586	535	2,221	2,061
Depreciation	401	376	1,547	1,510
Amortization of acquired intangible assets	29	28	111	112
Interest expense, net	42	52	209	211
Equity income	(47)	(45)	(143)	(101)
Other expense, net [i]	629	228	736	464
Income from operations before income taxes	114	381	1,308	1,542
Income taxes	111	147	425	446
Net income	3	234	883	1,096
Income attributable to non-controlling interests	(4)	(31)	(54)	(87)
Net (loss) income attributable to Magna International Inc.	$(1)	$203	$829	$1,009

Earnings per Common Share:
Basic	$—	$0.71	$2.94	$3.52
Diluted	$—	$0.71	$2.93	$3.52

Cash dividends paid per Common Share	$0.485	$0.475	$1.940	$1.900

Weighted average number of Common Shares outstanding during the period [in millions]:
Basic	281.2	285.9	281.7	286.8
Diluted	281.2	285.9	282.5	286.9

[i] See "Other expense, net" information included in this Press Release.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	12

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

	As at	As at
	December 31,	December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$1,612	$1,247
Accounts receivable	7,593	7,376
Inventories	4,126	4,151
Prepaid expenses and other	407	344
	13,738	13,118
Investments	1,103	1,045
Fixed assets, net	9,507	9,584
Operating lease right-of-use assets	1,928	1,941
Intangible assets, net	490	738
Goodwill	2,512	2,674
Other assets	1,275	1,120
Deferred tax assets	864	819
	$31,417	$31,039
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	$—	$271
Long-term debt due within one year	27	708
Accounts payable	6,895	7,194
Other accrued liabilities	2,745	2,572
Accrued salaries and wages	888	867
Income taxes payable	106	192
Current portion of operating lease liabilities	328	293
	10,989	12,097
Long-term debt	4,685	4,134
Operating lease liabilities	1,649	1,662
Long-term employee benefit liabilities	554	533
Other long-term liabilities	399	396
Deferred tax liabilities	302	277
	18,578	19,099
Shareholders' equity
Common Shares [issued: 280,242,006; December 31, 2024 – 282,875,928]	3,352	3,359
Contributed surplus	142	149
Retained earnings	9,765	9,598
Accumulated other comprehensive loss	(766)	(1,584)
	12,493	11,522
Non-controlling interests	346	418
	12,839	11,940
	$31,417	$31,039

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	13

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$3	$234	$883	$1,096
Items not involving current cash flows	1,152	662	2,368	1,857
	1,155	896	3,251	2,953
Changes in operating assets and liabilities	827	1,014	347	681
Cash provided from operating activities	1,982	1,910	3,598	3,634

INVESTING ACTIVITIES
Fixed asset additions	(532)	(709)	(1,313)	(2,178)
Acquisitions	—	—	(1)	(86)
Increase in investments, other assets and intangible assets	(157)	(207)	(499)	(617)
(Increase) decrease in public and private equity investments	(2)	10	(8)	(12)
Proceeds from dispositions	54	37	121	219
Net cash inflow from disposal of facilities	—	—	—	82
Cash used for investing activities	(637)	(869)	(1,700)	(2,592)

FINANCING ACTIVITIES
Issues of debt	1	11	1,048	778
Decrease in short-term borrowings	(437)	(506)	(318)	(182)
Repayments of debt	(311)	(18)	(1,397)	(815)
Issue of Common Shares on exercise of stock options	2	—	2	30
Tax withholdings on vesting of equity awards	(1)	(3)	(5)	(8)
Repurchase of Common Shares	(86)	(202)	(137)	(207)
Dividends	(135)	(133)	(544)	(539)
Dividends paid to non-controlling interests	(19)	(10)	(59)	(46)
Acquisition of non-controlling interest	(82)	—	(122)	—
Cash used for financing activities	(1,068)	(861)	(1,532)	(989)

Effect of exchange rate changes on cash and cash equivalents	8	6	(1)	(4)

Net increase in cash, cash equivalents during the period	285	186	365	49
Cash and cash equivalents, beginning of period	1,327	1,061	1,247	1,198
Cash and cash equivalents, end of period	$1,612	$1,247	$1,612	$1,247

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	14

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of ongoing operating profit or loss. For the years ended December 31, 2025 and 2024, Other expense, net consists of:

		Three months ended		Year ended
		December 31,		December 31,
		2025	2024	2025	2024
Impairment of assets	[a]	$615	$79	$615	$79
Restructuring activities	[b]	15	94	118	187
Investments	[c]	(1)	3	3	9
Impacts related to Fisker Inc. [“Fisker”]	[d]	—	52	—	198
Gain on business combination	[e]	—	—	—	(9)
		$629	$228	$736	$464

[a]	Impairment of assets

During 2025, the Company concluded that indicators of impairment were present for finite-lived intangible assets and goodwill in the Electronics reporting unit within the Power & Vision segment. The conclusion was based on lower than expected sales and reduced volume projections, reflecting slower growth relative to expectations. Contributing factors include OEM delays in sourcing cycles as they reassess vehicle architectures, as well as a change in market dynamics in China. Accordingly, the Company undertook impairment analyses to determine the fair value of the finite-lived intangible assets and goodwill utilizing estimated discounted cash flows to derive fair values. Based on the analyses, the carrying value of the reporting unit’s finite-lived intangible assets exceeded fair value by $212 million, and the carrying value of net assets exceeded the fair value of the reporting unit by $379 million. As a result, the Company recorded a $591 million [$554 million after tax] non-cash impairment charge. The finite-lived intangible asset impairment charges included $158 million related to patents and technology, and $54 million related to customer relationship intangibles. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected revenues and costs, estimated production volumes, future growth rates and the appropriate discount rates (based on weighted average cost of capital).

During 2025, the Company also recorded an impairment charge of $24 million [$24 million after tax] on fixed assets and other assets at a European facility in its Body Exteriors & Structures segment.

During 2024, the Company recorded an impairment charge of $79 million [$79 million after tax] on fixed assets, right of use assets and intangible assets at two European facilities in its Power & Vision segment.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	15

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

OTHER EXPENSE, NET (CONTINUED)

[b]	Restructuring activities

The Company recorded restructuring charges related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America and Asia Pacific.

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Complete Vehicles	$13	$29	$58	$55
Body Exteriors & Structures	9	16	9	28
Power & Vision	(7)	49	51	104
Other expense, net	15	94	118	187
Tax effect	—	(12)	(4)	(28)
Net loss attributable to Magna	$15	$82	$114	$159

[c]	Investments

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Net revaluation of public and private equity investments	$(1)	$1	$(4)	$13
Non-cash impairment charge [i]	—	13	2	13
Revaluation (gain) loss on public company warrants	—	(11)	8	(17)
Sale of public equity investments	—	—	(3)	—
Other (income) expense, net	(1)	3	3	9
Tax effect	—	3	1	3
Net (gain) loss attributable to Magna	$(1)	$6	$4	$12

[i]	The non-cash impairment charge relates to the impairment of a private equity investment.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	16

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

OTHER EXPENSE, NET (CONTINUED)

[d]	Impacts related to Fisker

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. As a result, the Company recorded impairment charges on its Fisker related net assets and supplier related settlements, including its Fisker warrants, which were received in connection with the agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. The Company also recorded additional restructuring charges during 2024 related to its Fisker related assembly operations. In the course of such bankruptcy proceedings, the Company terminated its manufacturing agreement for the Fisker Ocean SUV and recognized the remaining $196 million of deferred revenue into income.

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Impairment and supplier related settlements	$—	$43	$—	$330
Impairment of Fisker Warrants	—	—	—	33
Additional restructuring related to Complete Vehicles	—	9	—	31
Recognition of deferred revenue	—	—	—	(196)
Other expense, net	—	52	—	198
Tax effect	—	(13)	—	(37)
Net loss attributable to Magna	$—	$39	$—	$161

[e]	Gain on business combination

During 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, which resulted in a bargain purchase gain of $9 million [$9 million after tax].

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	17

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In the first quarter of 2025, management identified a potential exposure related to the reassessment of certain prior tax periods. This was a result of the proposed retroactive application of a 2023 judicial decision to tax periods prior to the date of the ruling within a jurisdiction in which the Company operates. This exposure pertained to previously claimed refundable value added tax amounts, as well as associated interest, penalties, and other charges. During the third quarter, the Company negotiated a resolution to this matter and paid an amount during the fourth quarter, which is not considered material.

In December 2023, the Company received a notification [the “Notification Letter”] from Ford Motor Company [“Ford”] informing the Company as to its initial determination that one of the Company’s operating groups bore responsibility for costs totaling $352 million related to two product recalls. The Notification Letter triggered negotiations regarding financial allocation of the total costs for the two recalls. During the fourth quarter, the Company reached a commercial resolution with respect to this matter, which resulted in a payment to the customer of $132 million.

In the third quarter of 2025, Ford initiated recalls covering approximately 3.8 million vehicles equipped with rearview cameras or image processing modules supplied by the Company. Ford also announced a new 15-year extended warranty program for up to approximately 14.9 million vehicles also equipped with rearview cameras supplied by us. Ford is claiming approximately $288 million in costs related to these recalls and warranty claims. Additional recalls and/or extended warranty programs remain possible. The Company is in technical and commercial discussions with Ford, however, at this time, root cause determinations have not been made and/or confirmed for the vehicles covered by Ford’s recalls and warranty extension program. Even after root cause(s) have been determined, other challenges make it difficult to fully quantify the Company’s potential financial exposure, if any. These challenges include: integration with other vehicle systems and non-camera components; the age of affected vehicles; duration of the original warranty; number of affected vehicles brought to Ford dealers for inspection; and dealer discretion to determine the nature of the remedy to be applied, which may range from software upgrades, inspection of the rearview camera and other components, repairs, or replacement of the rearview camera. In the absence of certainty as to the scope of potentially affected vehicles, the root cause(s) of the alleged product failures, and/or the related costs of service actions, the Company is unable to fully estimate its potential exposure, if any, for recall-related costs and the extension of product warranties by Ford to affected vehicle owners. If the Company is determined to be fully or partially responsible for defective rearview cameras, the related recall and extended warranty costs could be material to the Company’s profitability in the period(s) in which such costs are recognized or provided for.

As a result of the bankruptcy of Fisker, Inc., owners of Fisker Ocean SUVs have asserted claims for alleged vehicle defects and breaches of state “lemon laws” against J.P. Morgan Chase, N.A. [“Chase”], the direct financer of approximately 2,000 such vehicles in the United States. Chase has indicated that it will seek indemnification from the Company, as contract manufacturer, for damages and legal costs incurred with the resolution of these claims. As the number, details and amount of these claims are all currently unknown, it is too early to determine the Company’s potential liability, if any, at this time.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	18

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. The chief operating decision maker uses Adjusted EBIT to assess operating performance, allocate resources, and to help plan the Company's long-term strategic direction and future global growth. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other expense, net.

The following tables show segment information for the Company's reporting segments: See Non-GAAP Financial Measures section for a reconciliation of Adjusted EBIT to the Company’s consolidated net income.

	Three months ended December 31, 2025
						Fixed
	Total	External	Adjusted		Equity	asset
	sales	sales	EBIT [ii]	Depreciation	income	additions
Body Exteriors & Structures	$4,252	$4,188	$465	$193	$—	$262
Power & Vision	3,841	3,772	166	154	(39)	199
Seating Systems	1,633	1,623	136	25	(5)	34
Complete Vehicles	1,261	1,255	50	21	(3)	25
Corporate & Other [i]	(139)	10	(3)	8	—	12
Total Reportable Segments	$10,848	$10,848	$814	$401	$(47)	$532

	Three months ended December 31, 2024
					Equity	Fixed
	Total	External	Adjusted		(income)	asset
	sales	sales	EBIT [ii]	Depreciation	loss	additions
Body Exteriors & Structures	$4,067	$3,999	$371	$183	$(2)	$435
Power & Vision	3,786	3,716	235	141	(33)	201
Seating Systems	1,511	1,509	67	25	(9)	46
Complete Vehicles	1,402	1,395	56	20	(2)	22
Corporate & Other [i]	(138)	9	(40)	7	1	5
Total Reportable Segments	$10,628	$10,628	$689	$376	$(45)	$709

	Year ended December 31, 2025
						Fixed
	Total	External	Adjusted		Equity	asset
	sales	sales	EBIT [ii]	Depreciation	income	additions
Body Exteriors & Structures	$16,618	$16,373	$1,347	$759	$(4)	$615
Power & Vision	15,198	14,901	688	581	(96)	522
Seating Systems	5,898	5,882	210	103	(35)	90
Complete Vehicles	4,848	4,817	151	73	(6)	61
Corporate & Other [i]	(552)	37	(32)	31	(2)	25
Total Reportable Segments	$42,010	$42,010	$2,364	$1,547	$(143)	$1,313

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	19

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

SEGMENTED INFORMATION (CONTINUED)

	Year ended December 31, 2024
					Equity	Fixed
	Total	External	Adjusted		(income)	asset
	sales	sales	EBIT [ii]	Depreciation	loss	additions
Body Exteriors & Structures	$16,999	$16,745	$1,283	$731	$(4)	$1,338
Power & Vision	15,391	15,132	810	572	(70)	644
Seating Systems	5,800	5,787	223	98	(24)	112
Complete Vehicles	5,186	5,155	130	83	(7)	59
Corporate & Other [i]	(540)	17	(117)	26	4	25
Total Reportable Segments	$42,836	$42,836	$2,329	$1,510	$(101)	$2,178

[i]	Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]	Other segment items constitute the difference between External sales by segment and Adjusted EBIT by segment, and are comprised of cost of goods sold, selling, general, and administrative expenses, depreciation, and equity income. The chief operating decision maker uses consolidated expense information as included within Adjusted EBIT to manage segment operations.

NON-GAAP FINANCIAL MEASURES

In addition to the financial results reported in accordance with U.S. GAAP, this press release contains references to the Non-GAAP financial measures reconciled below. We believe the Non-GAAP financial measures used in this press release are useful to both management and investors in their analysis of the Company’s financial position and results of operations, and to improve comparability between fiscal periods. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share are useful measures in assessing the Company’s financial performance by excluding certain items that are not indicative of the Company's core operating performance. Management also believes that Free Cash Flow is a useful measure in assessing the Company’s ability to generate cash to maintain operations and repay its debt. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Net income	$3	$234	$883	$1,096
Add:
Amortization of acquired intangible assets	29	28	111	112
Interest expense, net	42	52	209	211
Other expense, net	629	228	736	464
Income taxes	111	147	425	446
Adjusted EBIT	$814	$689	$2,364	$2,329

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	20

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

NON-GAAP FINANCIAL MEASURES (CONTINUED)

The following table reconciles Net (loss) income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Net (loss) income attributable to Magna International Inc.	$(1)	$203	$829	$1,009
Add (deduct):
Amortization of acquired intangible assets	29	28	111	112
Tax effect on Amortization of acquired intangible assets	(3)	(6)	(18)	(23)
Other expense, net	629	228	736	464
Tax effect on Other expense, net	(37)	(22)	(40)	(62)
Adjustments to Deferred Tax Valuation Allowances [i]	—	51	—	51
Adjusted net income attributable to Magna International Inc.	$617	$482	$1,618	$1,551

Diluted weighted average number of Common Shares outstanding during the period (millions):	281.2	285.9	282.5	286.9
Adjusted Dilutive impact of stock option and share awards [ii]	1.5	—	—	—
Adjusted diluted weighted average number of Common Shares outstanding during the period (millions):	282.7	—	282.5	—

Adjusted diluted earnings per share	$2.18	$1.69	$5.73	$5.41

[i]	The Company records quarterly adjustments to the valuation allowance against its deferred tax assets in continents like North America, Europe, Asia, and South America. The net effect of these adjustments is a reduction to income tax expense. [“Adjustments to Deferred Tax Valuation Allowance”].

[ii]	During the fourth quarter of 2025, the Company generated Adjusted net Income attributable to Magna International Inc. while reporting a net loss attributable to Magna International Inc. As a result, certain stock-based compensation awards are dilutive for adjusted diluted earnings per share and are included in the adjusted diluted weighted average number of Common Shares outstanding. The dilutive impact was determined using the treasury stock method.

The following table reconciles Cash provided from operating activities to Free Cash Flow:

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Cash provided from operating activities	$1,982	$1,910	$3,598	$3,634
Add (deduct):
Fixed asset additions	(532)	(709)	(1,313)	(2,178)
Increase in investment, other assets, and intangible assets	(157)	(207)	(499)	(617)
Proceeds from dispositions	54	37	121	219
Free Cash Flow	$1,347	$1,031	$1,907	$1,058

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	21

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items, however, may be significant.

This press release, together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements, are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our year ended December 31, 2025 results and 2026 Outlook on Friday, February 13, 2026 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-715-9871. International callers should use 1-646-307-1963. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, full year results, outlook, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

ABOUT MAGNA

Magna is one of the world’s largest automotive suppliers and a trusted partner to automakers in the industry’s most critical markets—North America, Europe, and China. With a global team and footprint spanning 28 countries, we bring unmatched scale, trusted reliability, and proven execution. Backed by nearly seven decades of experience, we combine deep manufacturing expertise with innovative vehicle systems to deliver performance, safety, and quality.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	22

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production

•  Light vehicle sales levels, including due to:

- A decline in consumer confidence

- Economic uncertainty

- Elevated interest rates and availability of consumer credit

- Deteriorating vehicle affordability

•  Tariffs and/or other actions that erode free trade agreements

•  Production deferrals, cancellations and volume reductions

•  Production and supply disruptions

•  Commodities prices

•  Availability and relative cost of skilled labour

Total Sales Segment Sales

•  Same risks as for Light Vehicle Production above

•  Alignment of our product mix with production demand

•  Customer concentration

•  Pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions and growth of Chinese OEMs

•  Shifts in market shares among vehicles or vehicle segments

•  Shifts in consumer "take rates" for products we sell

•  Relative currency values

Adjusted EBIT Margin Adjusted Diluted EPS Free Cash Flow

•  Same risks as for Total Sales and Segment Sales above

•  Execution of critical program launches

•  Operational underperformance

•  Product warranty/recall risks

•  Production inefficiencies

•  Unmitigated incremental tariff costs

•  Restructuring costs and/or impairment charges

•  Inflation

•  Ability to secure planned cost recoveries from our customers and/or otherwise offset higher input costs

•  Price concessions

•  Commodity cost volatility

•  Scrap steel price volatility

Equity Income

•  Same risks as Adjusted EBIT Margin above

•  Risks related to conducting business through joint ventures

•  Risks of doing business in foreign markets

•  Legal and regulatory proceedings

•  Changes in law

Share Repurchases Weighted Average Diluted Shares Outstanding	• Same risks impacting Free Cash Flow above • Ability to repurchase shares for cancellation, including due to normal course issuer bid rules, trading blackouts, and other factors

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•  consumer confidence levels;

•  geopolitical risks;

•  threats to free trade agreements;

•  international trade disputes;

•  planning and forecasting challenges;

•  interest rates and availability of consumer credit;

Risks Related to the Automotive Industry

•  pace of EV adoption;

•  North American EV program deferrals, cancellations and volume reductions;

•  economic cyclicality;

•  regional production volumes;

•  deteriorating vehicle affordability;

•  intense competition;

Strategic Risks

•  evolution of the vehicle;

•  evolving business risk profile;

•  technology and innovation;

•  investments in mobility and technology companies;

Pricing Risks

•  quote/pricing assumptions;

•  customer pricing pressure/contractual arrangements;

•  commodity price volatility;

•  scrap steel/aluminum price volatility;

Warranty/Recall Risks

•  repair/replacement costs;

•  warranty provisions;

•  product liability;

IT Security/Cybersecurity Risks

•  IT/cybersecurity breach;

•  product cybersecurity;

Other Business Risks

•  joint ventures;

•  intellectual property;

•  risks of doing business in foreign markets;

•  tax risks;

•  relative foreign exchange rates;

•  returns on capital investments;

•  financial flexibility;

•  credit ratings changes;

•  stock price fluctuation;

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	23

Customer-Related Risks

•  customer concentration;

•  market shifts;

•  growth of Chinese OEMs;

•  dependence on outsourcing;

•  consumer take rate shifts;

•  customer purchase orders;

•  potential OEM production-related disruptions;

Supply Chain Risks

•  semiconductor chip supply disruptions and price increases;

•  supply base;

•  supplier claims;

•  supply chain disruptions;

•  regional energy supply and pricing;

Manufacturing/Operational Risks

•  product launch;

•  operational underperformance;

•  restructuring costs and impairment charges;

•  skilled labour attraction/retention;

Legal, Regulatory and Other Risks • legal and regulatory proceedings, and; • changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and

•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

MAGNA ANNOUNCES FOURTH QUARTER 2025 RESULTS AND 2026 OUTLOOK	CONNECT WITH MAGNA	24